Exhibit 99.1

Yintech Reports Second Quarter 2019 Unaudited Financial Results

Net Commissions and Fees Increased 41.8% Year-over-Year and 25.4% Quarter-over-Quarter

Net Commissions and Fees from Securities Services Increased 53.5% Year-over-Year and 94.1% Year-over-Year for the First Half of 2019

SHANGHAI, Aug. 30, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Financial Highlights

	For the quarter ended
(In RMB million, except otherwise specified)	June 30, 2018	March 31, 2019	June 30, 2019	Q2’19 vs. Q2’18	Q2’19 vs. Q1’19
Revenues	263.3	454.3	289.1	9.8%	(36.4%)
Net commissions and fees	217.9	246.5	309.0	41.8%	25.4%
Net commissions and fees from commodities services	130.5	123.7	174.8	33.9%	41.3%
Net commissions and fees from securities services	87.4	122.8	134.2	53.5%	9.3%
Net income/(loss) attributable to Yintech	(48.5)	69.2	(55.0)	(13.4%)	(179.5%)
Earnings/(loss) per ADS - diluted (RMB)	(0.66)	0.92	(0.76)

Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	(31.0)	85.6	(42.1)	(35.8%)	(149.2%)
Non-GAAP earnings/(loss) per ADS - diluted (RMB)	(0.42)	1.14	(0.58)

“So far in 2019, a challenging mix of geopolitical, economic, and market dynamics has persisted and weaker than expected investor confidence amid the complex international environment contributed to the headwinds we faced in this quarter. Despite the increasing macro uncertainties, we saw exciting improvement in our business. We delivered the strongest quarterly results for our core business since the fourth quarter of 2017,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

“Our net commissions and fees generated from five core businesses under commodities and securities services reached the high level of RMB309 million, an increase of 41.8% year-over-year and 25.4% quarter-over-quarter. Revenues from commissions, interest income and other revenues were RMB329 million, 21.9% higher than our high-end guidance. Trading losses were RMB40 million, 42.9% to 60.0% lower than our previous guidance.”

“We are pleased to see that our strategic deployment on asset management and our prioritization of solid portfolio performance over pure scale and commercialization has paid off. Our asset management company ranked Top Ten of Private Equity Funds in China for the first half of 2019 by Wind, maintaining its continuum of remarkable performance.”

“While sustaining our incremental growth on core business, we continued our execution on customer centric strategies in various ways, in particular our enhanced efforts on investment in AI and big data technology and its adoption in financial trading products, aiming to expand customer base and improve customers’ satisfaction and loyalty. The various intelligent investment advisory products that our financial innovation lab had developed and implemented several quarters ago begun to bear fruits. Greater efforts on constantly upgrading the existing products in our apps and broader adoption to cover more of financial trading products such as Gold T+D are well on track.”

“In the second quarter, we continued to optimize our business and enhance our bottom-line while maintaining our core competitiveness on technology. Our ongoing focus on driving efficiency while managing our spending in a disciplined manner enabled us to further improve ratio of expenses, drive operation leverage and ultimately improve earnings. We are encouraged to see our net commissions and fees increased 42% year-over-year and 25% over the last quarter, whereas our total cost and expenses increased only 4% and 7% respectively. Our net loss attributable to ordinary shareholders from five core businesses represented a substantial decline from the first quarter.”

“In addition, under the current market conditions maintaining an asset-light business model and effective balance sheet management remained one of our priorities as we aim to maintain appropriate liquidity to support anticipated business expansion.  We believe this along with our strategies in strengthening our investment and research as well as technology capabilities will help us capture greater market opportunities as investor sentiment and the industry recover,” Mr. Chen concluded.

Second Quarter 2019 Financial Results

Revenues for the quarter were RMB289.1 million (US$42.1 million), compared with RMB263.3 million in the same quarter last year and RMB454.3 million in the previous quarter. The sequential decrease was mainly the result of trading losses of RMB40.0million incurred from market-sensitive public equity investment comparing with trading gains of RMB187.1 million in the previous quarter. This was partially offset by the significant increases in net commissions and fees from both commodities and securities. The year-over-year increase was mainly attributable to increase in net commissions and fees.

Net commissions and fees for the quarter were RMB309.0 million (US$45.0 million), representing an increase of 41.8% year-over-year and 25.4% from the previous quarter. The year-over-year and sequential increases were primarily due to the increase in trading volumes of both commodities and securities services.

Customer trading volume for the quarter was RMB571.6 billion (US$83.3 billion), representing an increase of 39.8% year-over-year and 58.5% from the previous quarter.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) was RMB489.8 billion (US$71.3 billion) during the quarter, an increase of 20.8% year-over-year and 55.3% from the previous quarter. The increases were primarily attributable to significant increases in trading volumes of overseas futures commodities thanks to our strong execution on strategies of diversifying our products and services offerings to address the growing needs of our clients.

Net commissions and fees from commodities services for the quarter were RMB174.8 million (US$25.5 million), an increase of 33.9% year-over-year and 41.3% from the previous quarter primarily due to the increase in trading volumes for commodities.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the quarter was 0.036%, compared with 0.032% in the same quarter last year and 0.039% in the previous quarter.

Customer trading volume for securities (representing customer trading volume of overseas securities brokerage) was RMB81.8 billion (US$11.9 billion) during the quarter, an increase of 2456.3% year-over-year and 80.6% from the previous quarter. The robust growth demonstrates the effectiveness of the Company’s strategy to expand its securities business.

Net commissions and fees from securities services for the quarter were RMB134.2 million (US$19.5 million), an increase of 53.5% year-over-year and 9.3% from the previous quarter due to the increase in trading volumes for securities.

Effective fee rate for securities (representing net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage) for the quarter was 0.053%, compared with 0.443% in the same quarter last year and 0.056% in the previous quarter.

Expenses for the quarter were RMB328.1 million (US$47.8 million), an increase of 4.3% year-over-year and 7.1% from the previous quarter.

Net loss for the quarter was RMB45.2 million (US$6.6 million), compared with net loss of RMB44.2 million in the same quarter last year and net income of RMB75.1 million in the previous quarter. The sequential decrease was primarily the result of trading losses of RMB 40.0 million generated from market-sensitive public equity investment comparing with trading gains of RMB187.1 million in the previous quarter.

Net loss attributable to Yintech for the quarter was RMB55.0 million (US$8.0 million), compared with net loss of RMB48.5 million in the same quarter last year and net income of RMB69.2 million in the previous quarter.

Non-GAAP net loss attributable to Yintech (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB42.1 million (US$6.1 million), compared with net loss of RMB31.0 million in the same quarter last year and net income of RMB85.6 million in the previous quarter.

Diluted loss per ADS for the quarter was RMB0.76 (US$0.11), compared with diluted loss per ADS of RMB0.66 in the same quarter last year and diluted earnings per ADS of RMB0.92 in the previous quarter.

Non-GAAP diluted loss per ADS (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB0.58 (US$0.08), compared with non-GAAP diluted loss per ADS of RMB0.42 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB1.14 in the previous quarter.

As of June 30, 2019, the Company had RMB1,858.2 million (US$270.7 million) in cash and short term investments, compared with RMB1,753.2 million as of March 31, 2019.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2019 Third Quarter Guidance

•     Revenues from commissions, interest income and other revenues will be the range of RMB380 million to RMB400 million.

•     Revenues from trading gains/loss will be in the range of (RMB10 million) to (RMB30 million).

Share Repurchase Program

On May 31, 2019, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$20 million of its issued and outstanding ADSs during the following 12-month period. As of June 30, 2019, the Company had purchased an aggregate of 55,043 ADSs for a total amount of slightly over US$250 thousand since June 1, 2019.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP earnings per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.865 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Friday, August 30, 2019 (8:00 p.m. Hong Kong Time on the same day).

Details of the conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong:	852-301-84992
Hong Kong Toll Free:	800-905945
Passcode:	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, September 6, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Passcode:	10134420

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2018. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Customer trading volume (in RMB billion)[1]
Commodities services	405.6	315.3	489.8
Securities services	3.2	45.3	81.8
Total	408.8	360.6	571.6

Net commissions and fees (in RMB million)
Commodities services[2]	130.5	123.7	174.8
Securities services[3]	87.4	122.8	134.2
Total	217.9	246.5	309.0

Effective fee rate[4]	0.035%	0.041%	0.038%
Commodities services[5]	0.032%	0.039%	0.036%
Securities services[6]	0.443%	0.056%	0.053%

Active accounts[7]	24,141	22,091	23,062

Tradable accounts[8]	119,282	134,793	138,251

Note

[1] Represent customer trading volume of spot and futures commodities as well as overseas securities.

[2] Represent net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3] Represent net commissions and fees earned by providing securities advisory services, securities information platform services, overseas securities trading services and asset management services to customers.

[4] Represent net commissions and fees from commodities and overseas securities brokerage services as a percentage of customer trading volume.

[5] Represent net commissions and fees from commodities services as a percentage of customer trading volume for commodities.

[6] Represent net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage.

[7] Refer to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[8] Refer to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the Three Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019
Revenue
Commission	217,916	246,490	308,972
Trading gains and (losses)	16,195	187,090	(39,955)
Interest income	799	7,583	8,038
Other revenues	28,408	13,171	12,019
	263,318	454,334	289,074
Expenses
Commission expense	—	(67)	(303)
Employee compensation and benefits	(194,004)	(185,279)	(204,640)
Advertising and promotion expenses	(52,312)	(64,039)	(66,616)
Information technology and communications	(7,336)	(6,430)	(11,839)
Occupancy and Equipment Expenses	(30,815)	(25,399)	(25,319)
Taxes and surcharges	(1,132)	(1,158)	(1,282)
Intangible asset amortization	(15,393)	(6,995)	(7,006)
Other expenses	(13,645)	(17,012)	(11,110)
	(314,637)	(306,379)	(328,115)

Profit/(loss) before income taxes	(51,319)	147,955	(39,041)
Income tax (expenses)/benefit	7,129	(72,872)	(6,207)
Net income/(loss)	(44,190)	75,083	(45,248)
Less: Net income/(loss) attributable to noncontrolling interests	4,330	5,868	9,797
Net income/(loss) attributable to Yintech	(48,520)	69,215	(55,045)
Other comprehensive income/(loss)	7,935	(13,183)	13,630
Comprehensive income/(loss) attributable to Yintech	(40,585)	56,032	(41,415)

Earnings/(loss) per ADS[9](RMB)
Basic	(0.66)	0.95	(0.76)
Diluted	(0.66)	0.92	(0.76)

Weighted average number of shares (‘000)
Basic	1,460,962	1,454,486	1,457,219
Diluted	1,460,962	1,505,934	1,457,219

Number of shares outstanding at the end of the period (‘000)	1,410,544	1,428,667	1,430,971

Note

[9] Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	March 31, 2019	June 30, 2019
Assets
Cash	226,174	212,257
Entrusted bank balances held on behalf of customers	46,040	70,152
Short term investments	1,527,054	1,645,981
Deposits with clearing organizations	15,519	22,761
Amount due from related parties	25,000	25,000
Equipment and leasehold improvements	21,685	16,947
Deferred tax assets	12,303	19,657
Goodwill	637,128	637,142
Intangible assets	323,301	316,658
Accounts receivable	152,416	176,222
Operating lease right-of-use assets	86,078	74,746
Other assets	299,183	220,537
Equity method investments	24,726	24,677
Total assets	3,396,607	3,462,737

Liabilities and shareholders’ equity
Amount due to related parties	7,899	7,274
Deferred tax liabilities	114,275	95,635
Income tax payable	102,223	133,160
Accounts payable	64,297	102,730
Accrued employee benefits	161,808	184,495
Operating lease liabilities	81,690	70,149
Other liabilities	161,029	197,771
Total liabilities	693,221	791,214

Equity attributable to Yintech’s shareholder	2,589,787	2,548,127
Equity attributable to non-controlling interests	113,599	123,396
Total shareholders’ equity	2,703,386	2,671,523

Total liabilities and shareholders’ equity	3,396,607	3,462,737

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended
	June 30, 2018	March 31, 2019	June 30, 2019
Net income/(loss) attributable to Yintech	(48,520)	69,215	(55,045)
Add: Share-based compensation	7,180	11,668	8,233
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	4,737	4,737
Non-GAAP net income/(loss) attributable to Yintech	(31,037)	85,620	(42,075)

Non-GAAP earnings/(loss) per ADS[9] (RMB)
Basic	(0.42)	1.18	(0.58)
Diluted	(0.42)	1.14	(0.58)

Note

[9] Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:
Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn